United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

VALE S.A. CNPJ 33.592.510/0001-54 Public Traded Company APPENDIX III OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR CAPITAL STOCK INCREASE AT VALE S.A. The Fiscal Council of VALE S.A. (“Company” or “Vale”), in the exercise of its legal and statutory duties, having examined the Management Proposal for **[the increase of the Company’s capital stock, without the issuance of new shares, in the amount of R$ 500,000,000.00 (five hundred million reais), through the capitalization of part of the Tax Incentive Reserve, of which R$ 466,203,751.55 correspond to the total amount of the reinvestment tax incentive account already released by SUDAM for the years 2011 to 2017, pursuant to the requirement established by CONDEL/SUDAM Resolution No. 136/2025, and the remaining amount, for rounding purposes of the capital increase, corresponds to part of the 75% IRPJ (Corporate Income Tax) reduction tax incentive reserve from the year 2014], with the consequent amendment to the caput of Article 5 of the Bylaws, as per DDE 015/2026, is of the opinion that the document is in proper condition to be submitted to the Extraordinary General Meeting of Vale to be convened. Rio de Janeiro, February 26, 2026. Raphael Manhães Martins Adriana de Andrade Solé Chairman Member of the Fiscal Council Aristóteles Nogueira Filho Dario Carnevalli Durigan Member of the Fiscal Council Member of the Fiscal Council Márcio de Souza Member of the Fiscal Council VALE S.A. CNPJ 33.592.510/0001-54 Public Traded Company APPENDIX IV OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE MERGER OF BAOVALE MINERAÇÃO S.A. AND CDA LOGÍSTICA S.A. The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth in item III of Article 163 of Law No. 6,404/1976 and in Article 4, VI of the Internal Regulations of said body, has examined the proposal for the merger of the following companies: BAOVALE MINERAÇÃO S.A. (“BAOVALE”), a privately held corporation, headquartered at Praia de Botafogo, No. 186, room 1801, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, ZIP Code 22.250-145, enrolled with the CNPJ/MF under No. 04.660.182/0001-88 and registered with the Board of Trade of the State of Rio de Janeiro – JUCERJA under NIRE 33.3.0026905-3, the merger of the wholly owned subsidiary Baovale into Vale, without an increase in Vale’s capital stock or the issuance of new shares by Vale; and CDA LOGÍSTICA S.A. (“CDA”), a privately held corporation, headquartered in the city of Congonhas, state of Minas Gerais, at Rodovia MG-030, Joaquim Murtinho, KM 1.2, s/n, Rural Zone, ZIP Code 36.417- 899, enrolled with the CNPJ/MF under No. 43.157.622/0001-30 and registered with the Board of Trade of the State of Minas Gerais under NIRE 31300157440, the merger of the wholly owned subsidiary CDA into Vale, without an increase in Vale’s capital stock or the issuance of new shares by Vale (“Merger”). The Council also examined the Protocols and Justifications for the merger of Baovale and CDA into Vale, documents containing the remaining terms and conditions applicable to the Merger, as well as the Appraisal Reports of the Book Value of the shareholders’ equity of BAOVALE and CDA, prepared by Macso Legate Auditores Independentes (“MLegate”). Based on the reviewed documents and the information and clarifications provided by the Company’s management, the undersigned members of the Fiscal Council issue this Opinion stating that the Merger proposal is in suitable condition to be submitted to the Extraordinary General Meeting of Vale to be convened. Rio de Janeiro, February 26, 2026. Raphael Manhães Martins Adriana de Andrade Solé Chairman Member of the Fiscal Council Aristóteles Nogueira Filho Dario Carnevalli Durigan Member of the Fiscal Council Member of the Fiscal Council Márcio de Souza Member of the Fiscal Council

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 26, 2026		Director of Investor Relations